November 5, 2008

Via Facsimile and Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela J. Crane, Accounting Branch Chief

RE:	North American Scientific, Inc.
File No. 000-26670
Responses to SEC Staff comments made by letter dated October 6, 2008

Ladies and Gentlemen,

North American Scientific, Inc. (the “Company”) hereby respectfully submits its response to the SEC Staff comments made by letter dated October 6, 2008, relating to the Company’s Form 10-K for the fiscal year ended October 31, 2007.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the October 6, 2008 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment.

The Company acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended October 31, 2007

Report of Independent Registered Public Accounting Firm, page 62

1.
We note that the name of the auditor on your accountant’s report is Singer, Lewak Greenbaum & Goldstein LLP. While we see the firm Singer Lewak LLP was registered with the Public Company Accounting Oversight Board (“PCAOB”), we are not able to find the exact name of your auditor as a registered accounting firm with the PCAOB as of September 26, 2008. Please clarify for us whether your auditor is registered with the PCAOB. If your auditor changed their name subsequent to your audit report date, then please explain to us the facts and circumstances behind the name change and tell us why the reporting requirements under Item 4.01 of Form 8-K do not impact you.

Response 1:

The Company confirms that the Company’s auditor is registered with the PCAOB. The Company respectfully submits that the auditor on the Company’s accountant’s report is Singer Lewak Greenbaum & Goldstein LLP, which changed its name to Singer Lewak LLP subsequent to the audit report date of January 29, 2008. Singer Lewak Greenbaum & Goldstein LLP was registered with the PCAOB prior to its name change and at the time the Company’s accountant’s report was issued.

The Company respectfully submits that the auditor’s name change was effected by the auditor solely for marketing and branding purposes, and was not effectuated pursuant to any material change in ownership structure of the auditor. As such, the Company does not believe that the auditor’s name change without any corresponding material change in ownership would constitute the engagement of a “new” independent accountant warranting disclosure under Item 4.01 of Form 8-K.

The Company supplementally advises the Staff that Singer Lewak LLP advised the Company that, in advance of such name change, Singer Lewak LLP discussed the impact of the name change with Michael Fey of the Commission. The Company’s auditor has advised the Company that Mr. Fey advised the Company’s auditor that an accounting firm’s name change solely for marketing purposes does not trigger a requirement to report under Item 4.01 of Form 8-K.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (818) 734-8600, or by facsimile at (818) 734-5223.

Sincerely,

/s/ Brett L. Scott

Brett L. Scott
Chief Financial Officer

cc: Jay Webb, Staff Accountant